

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Joe Mastrangelo
Chief Executive Officer
Eos Energy Enterprises, Inc.
3920 Park Avenue
Edison, New Jersey 08820

      Re: Eos Energy Enterprises, Inc.
           Registration Statement on Form S-3
           Filed on June 20, 2023
           File No. 333-272754

Dear Joe Mastrangelo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing

cc: Matthew L. Fry